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SEC FILE NUMBER
8-71244

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/01/25 (MM/DD/YY) AND ENDING 07/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ACANTHUS U.S. LIMITED

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10-12 BLANDFORD STREET
(No. and Street)

LONDON	UK	W1U 4AZ
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH GEORGE	(212) 668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

1011 Surrey LN., BLDG. 200	FLOWER MOUND	TX	75022
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denys Paul Wilfred Wilkinson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Acanthus U.S. Limited, as of 7/31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Owner

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Acanthus U.S. Limited

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

For the period August 1, 2025 to July 31, 2026

With Report of Independent Registered Public Accounting Firm

Contents

For the period August 1, 2025 to July 31, 2026

Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Acanthus U.S. Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Acanthus U.S. Limited (the Company) as of July 31, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2026, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Sanville & Company LLC

Sanville & Company, LLC
Flower Mound, Texas
September 28, 2026

Acanthus U.S. Limited

Statement of Financial Condition
July 31, 2026

ASSETS		
Cash	$	246,984
Contract assets - fees receivable		243,318
Prepaid expenses		2,348
TOTAL ASSETS	$	492,650
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable - related parties	$	65,910
Contract liabilities		39,270
Accrued expenses		10,000
TOTAL LIABILITIES	$	115,179
MEMBER'S EQUITY		
TOTAL MEMBER'S EQUITY		377,470
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	492,650

See accompanying notes to financial statements

Acanthus U.S. Limited

Statement of Operations
For the period August 1, 2025 to July 31, 2026

REVENUE:		
Private placement fees	$	389,308
Consulting fees		77,505
Foreign exchange income		(3,214)
		463,599
OPERATING EXPENSES:		
Compensation and benefits	$	14,652
Professional fees		122,320
Regulatory fees		1,732
Occupancy		12,846
Telecommunications		1,197
Other expenses		340
Total operating expenses		153,087
NET INCOME	$	310,511

See accompanying notes to financial statements

Acanthus U.S. Limited

Statement of Changes in Member's Equity
For the period August 1, 2025 to July 31, 2026

	Total Member's Equity
Balance, August 1, 2025, Unadjusted	$ 96,959
Prior Period Adjustment	(30,000)
Balance, August 1, 2025, Adjusted	$ 66,959
Net Income	310,511
Balance at July 31, 2026	$ 377,470

See accompanying notes to financial statements

Acanthus U.S. Limited

Statement of Cash Flows
For the period August 1, 2025 to July 31, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	310,511
Non-Cash Contributions:		-
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(1,537)
Increase in contract assets - fees receivable		(243,318)
Decrease in other assets		135
Increase in accrued expenses		1,000
Increase in accounts payable -related parties		28,695
Increase in contract liabilities		39,270
Net cash provided by operating activities		134,756
NET INCREASE IN CASH		134,756
CASH AT BEGINNING OF PERIOD		112,228
CASH AT END OF PERIOD	$	246,984

Supplemental cash flow disclosures:

Cash paid for interest	$	-
Cash paid for Income taxes	$	-

See accompanying notes to financial statements

Notes to Financial Statements
For the period August 1, 2025 to July 31, 2026

1. Organization and Nature of Business

Acanthus U.S. Limited (the "Company") is a Delaware Limited Liability Company organized on February 10, 2025. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is authorized to engage in securities transactions, including private placements, as a capital acquisition broker. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company has adopted July 31 as its fiscal year-end. The Company is owned 100% by Denys Paul Wilfred Wilkinson, Owner. The Company operates as an introducing broker-dealer, facilitating securities

transactions, including private placements, primarily through subscription agreements. As a capital acquisition broker, the Company is subject to specific regulatory requirements and is exempt from Securities and Exchange Commission Rule 15c3-3. The accompanying financial statements present the financial position, results of operations, and cash flows of the Company on a stand-alone basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Aside from valuation of foreign currencies, management did not make estimates impacting reported amounts. Actual results could vary from the estimates that were used.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on date of revenue recognition. Gains or losses resulting from foreign currency transactions are included in net income and reported separately on the statment of operations.

Cash and Cash Equivalents

Cash consists of deposits with banks. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Recognition of Revenue

The Company will recognize revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 – Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

The Company recognizes revenue when its performance obligation is completed, based on the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Prior Period Adjustment
The Company identified certain membership application related operating expenses that were incurred in the prior period and not reported. These expenses for professional fees and regulatory charges amounted to $30,000. The Company has recorded the cumulative effect of this error as an adjustment to beginning equity and a related-party payable for this amount. The adjustment did not result in net capital deficiency under SEC Rule 15c3-1 in either the prior or current period. The Company remains in compliance with all applicable net capital requirements.

Leases
The Company complies with ASC Topic 842 Leases ("Topic 842"). The Company has no lease assets or obligations requiring recognition on balance sheet.

3. Revenue From Contracts With Customers

Significant Judgments
Revenue from contracts with customers includes fees from private placements and consulting. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross (as principal) or net (as agent) of certain costs; and whether constraints should be applied to variable consideration due to uncertain future events.

Private Placements
Revenue from private placement fees is recognized at the point in time when the issuer accepts the investor subscription and investors are placed into the funds. The Company’s performance obligation is satisfied upon issuer acceptance and investor placement, at which point the selling commission becomes fixed and revenue is recorded. No revenue is recognized for any subscriptions not yet accepted by the issuer.

Consulting Fees
The Company provides consulting services pertaining to capital rasing for customers, including evaluation of commercial considerations of fund formation, review of marketing materials, and identification of target institutional investors. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the services provided by the Company.

Contract Assets and Liabilities
As stipulated in the terms of private placement agreement, fee payment is due over the next eight quarters, creating a contract asset receivable. The Company deems the asset as collectible and current, as the client has regularly made timely payments according to terms of the agreement. Separately, the Company defers revenue recognition of consulting fees over three months, creating a contract liability. This is deemed reasonable as payments are made quarterly as the customer consumes the benefits of services provided over time. The customer has made regular payments based upon contract terms. There were no contract assets or liabilities as of July 31, 2025.

4. Related Party Transactions

The Company is owned directly by an individual who also owns its affiliate, Acanthus Capital Limited ("Affiliate"), under common control. On May 10, 2024, the Company entered into an Expense Sharing Agreement ("ESA") with the Affiliate, approved by the Financial Industry Regulatory Authority ("FINRA"), under which the Company incurs 10% of certain shared expenses (compensation, rent, and information technology) incurred by the Affiliate.

During the period from August 1, 2025, to July 31, 2026, the Company recorded $28,695 of expenses under the ESA; $14,652 of compensation, $12,846 rent, and $1,197 in information technology.

5. Income Taxes

The company does not pay income taxes on its taxable income. Instead, the items of taxable income and expense are reported on the Parent company's tax return. As of July 31, 2026, the Parent's income tax returns for the years 2020 through 2025 remain open for possible examination.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken while preparing the Company's tax returns to determine whether the tax positions are "more likely-than- not" or being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions on July 31, 2026.

6. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a registered securities broker-dealer, primarily facilitating the private placement of securities. The Company has identified its CCO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, primarily in the forecasting process, to manage the Company. Moreover, the CODM uses excess net capital (see footnote 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The information presented to the CODM is in the same form as it is presented on the accompanying Statement of Income. The Company's operations constitute a single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The significant income and expenses of the segment are reported on the accompanying income statement of this report.

7. Commitments and Contingencies

The Company might be involved in legal matters that arise periodically in the ordinary course of business. At this time, the Company is not aware of any legal matters or customer complaints that are believed to be material to the Company's results of operations or financial condition.

8. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At July 31, 2026, the Company had net capital of $128,258 which exceeded the required net capital of $7,679 by $120,579. The Company's percentage of aggregate indebtedness to net capital was 90%.

9. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed in the financial statements.

Acanthus U.S. Limited

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of July 31, 2026

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	377,470
NON-ALLOWABLE DEDUCTIONS AND/OR CHARGES:		
Prepaid expenses		2,348
Contract Assets - Fees Receivable		243,318
		245,665
NET CAPITAL	$	131,805
HAIRCUTS:		3,547
NET CAPITAL	$	128,258
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	7,679
Excess net capital	$	120,579
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	122,258
AGGREGATE INDEBTEDNESS	$	115,179
Percentage of aggregate indebtedness to net capital		90%

There are no material differences between the preceding computation and the Company's most recently filed Part II of Form X-17A-5 as of July 31, 2026.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (EXEMPTION)

The Company limits its business activities pursuant to footnote 74 of SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of SEC Rule 15c3-3.

SCHEDULE III - Information for Possession or Control Requirements
Under Rule 15c3-3 (EXEMPTION)

The Company limits its business activities pursuant to footnote 74 of SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of SEC Rule 15c3-3.

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Acanthus U.S. Limited

We have reviewed the accompanying Exemption Report of Acanthus U.S. Limited (the Company) as of and for the fiscal year ended July 31, 2026, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to consulting services and private placements that effect securities transactions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company throughout the fiscal year ended July 31, 2026 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended July 31, 2026, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

4. The Company met all of the conditions and requirements of the exemption described above without exception throughout the fiscal year ended July 31, 2026.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company LLC

Sanville & Company, LLC
Flower Mound, Texas
September 28, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Acanthus U.S. Limited
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Acanthus U.S. Limited (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to consulting services and private placement agents that effect securities transactions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Denys Paul Wilfred Wilkinson, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

W. Wilkinson.

____

Title:Owner